03002743

RECD S.E.C.
JAN 1 7 2003
083

**AA 1-21-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2001 (MM/DD/YY) AND ENDING October 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Continental Broker-Dealer Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Old Country Road
(No. and Street)

Carle Place	New York	11514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leon Fintz — (516) 741-5400 (Area Code — Telephone No.)

1 Old Country Road; Carle Place, NY 11514

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 2 8 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deutsch, Marin & Company, LLP
(Name — *if individual, state last, first, middle name*)

50 Charles Lindbergh Boulevard; Uniondale, NY 11553
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OF AFFIRMATION

I, Leon Fintz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Continental Broker-Dealer Corp., as of

October 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO
Title

Sworn to before me this
16th Day of January 2003

Audrey Moeschen
Notary Public

Andrey Moeschen
Notary Public, State of NY
01MO6016547
Qualified in Nassau County
Commission Expires 12 23 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTINENTAL BROKER-DEALER CORP.

FINANCIAL STATEMENTS

OCTOBER 31, 2002 AND 2001

MEMBERS OF NEW YORK STATE
SOCIETY AND AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

NASSAU WEST CORPORATE CENTER II
50 CHARLES LINDBERGH BOULEVARD • SUITE 510
UNIONDALE, NEW YORK 11553-3600
(516) 579-7900 • FAX: (516) 579-7940

DEUTSCH, MARIN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BARRY M. MARIN, CPA
RICHARD M. BERMAN, CPA
STEVEN L. TILLMAN, CPA
JEFFREY E. GOLDSTEIN, CPA

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors
Continental Broker-Dealer Corp.
Carle Place, New York

We have audited the accompanying Statements of Financial Condition of Continental Broker-Dealer Corp. as of October 31, 2002 and 2001 and the related Statements of Operations, Stockholders' Equity, Changes of Liabilities Subordinated to Claims of General Creditors and of Cash Flows for the years then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Broker-Dealer Corp. as of October 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 22, 2002

Deutsch, Marin & Company, LLP

CONTINENTAL BROKER-DEALER CORP.
STATEMENTS OF FINANCIAL CONDITION
AS AT OCTOBER 31

	2002	2001
ASSETS		
Cash and cash equivalents	$ 1,239,228	$ 5,543,439
Receivables from brokers and dealers (Note 2)	2,049,972	250,000
Marketable securities owned - at market value (Notes 1, 3)	825,342	809,887
Secured demand note	1,340,000	1,000,000
Prepaid expenses	63,563	209,452
Fixed assets (Notes 1, 4)	1,323,876	1,445,532
Other assets	3,201,414	2,105,145
Total Assets	$10,043,395	$11,363,455
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Marketable securities sold not yet purchased - at market value (Notes 1, 3)	$ 469,190	$ 62,471
Long-term debt (Note 6)	294,479	428,903
Accounts payable and accrued expenses	2,794,191	4,964,975
Loan payable stockholder	647,664	211,484
Liabilities subordinated to claims of general creditors (Note 5)	5,340,000	5,000,000
Commitments and contingencies (Note 8)	-	-
Stockholder's Equity (Note 7)	497,871	695,622
Total Liabilities and Stockholder's Equity	$10,043,395	$11,363,455

The Accompanying Notes are an Integral Part of these Statements

CONTINENTAL BROKER-DEALER CORP.
STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED OCTOBER 31

	2002	2001
Income		
From: Commissions	$24,235,204	$23,968,975
Realized and unrealized loses on marketable securities	(299,305)	(5,696,156)
Interest and dividends	1,617,799	1,691,432
Other	3,294,134	2,901,102
Total Income	28,847,832	22,865,353
Expenses		
Payroll and trading commissions	15,189,321	17,837,718
Trading	6,846,031	3,313,807
Administrative and general	5,697,894	6,563,938
Officer salary	142,000	296,000
Taxes	972,624	933,233
Depreciation	196,645	253,142
Total Expenses	29,044,515	29,197,838
Net (Loss) for Year Before Provision for Income Taxes	(196,683)	(6,332,485)
Provision for income Taxes (Note 1)	1,068	1,000
Net (Loss) for Year	($ 197,751)	($ 6,333,485)

The Accompanying Notes are an Integral Part of these Statements

CONTINENTAL BROKER-DEALER CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2002 AND 2001

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance - October 31, 2000	$501,275	$157,000	$6,680,074	$7,338,349
Net (loss) for year	-	-	(6,333,485)	(6,333,485)
Dividends	-	-	(309,242)	(309,242)
Balance - October 31, 2001	501,275	157,000	37,347	695,622
Net (loss) for year	-	-	(197,751)	(197,751)
Balance - October 31, 2002	$501,275	$157,000	($ 160,404)	$ 497,871

The Accompanying Notes are an Integral Part of these Statements

CONTINENTAL BROKER-DEALER CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE FISCAL YEARS ENDED OCTOBER 31

	2002	2001
Balance - Beginning	$5,000,000	$2,500,000
Increase	340,000	2,500,000
Balance - Ending	$5,340,000	$5,000,000

The Accompanying Notes are an Integral Part of these Statements

CONTINENTAL BROKER-DEALER CORP.
STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED OCTOBER 31

	2002	2001
Cash Flow from Operating Activities:		
Net (loss) for year	($ 197,751)	($ 6,333,485)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation	196,645	253,142
Changes in assets and liabilities:		
Receivables from brokers and dealers	(1,799,972)	(250,000)
Marketable securities owned	(15,455)	3,545,447
Marketable securities sold not yet purchased	406,719	(4,455,592)
Secured demand note	(340,000)	-
Prepaid expenses	145,889	168,804
Liabilities subordinated to claims of general creditors	340,000	2,500,000
Other assets	(1,096,269)	(918,336)
Due to brokers and dealers	(864,707)	(645,849)
Accounts payable and accrued expenses payable	(1,306,077)	(19,355)
Net cash (used in) operating activities	(4,530,978)	(6,155,224)
Cash Flows from Investing Activities:		
Purchase of fixed assets	(74,989)	(180,353)
Dividend paid	-	(309,242)
Loan receivable - stockholder	436,180	783,892
Net cash provided by investing activities	361,191	294,297
Cash Flows from Financing Activities:		
(Decrease) in long-term debt	(134,424)	(275,676)
Net Change in Cash Equivalents	(4,304,211)	(6,136,603)
Cash balance - Beginning	5,543,439	11,680,042
Cash balance - Ending	$ 1,239,228	$ 5,543,439

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for:		
Interest	$ 834,357	$ 472,707
Taxes	$ 1,068	$ 142,567

The Accompanying Notes are an Integral Part of these Statements

Note 1: - Summary of Accounting Policies

Business Activities - Continental Broker-Dealer Corp., a New York Corporation, is a registered broker dealer. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions on sale of stocks and options traded on various stock exchanges in addition to the trading of securities on various stock exchanges.

Cash Equivalents - The Company considers all highly liquid unrestricted short-term investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities - Marketable securities and marketable securities sold but not yet purchased are valued at the fair market value as determined by the Board of Directors. Unrealized gain or loss is included in determining net income or loss on a trade date basis.

Fixed Assets and Depreciation - Fixtures and equipment are stated at cost and are depreciated under the Modified Accelerated Cost Recovery System (MACRS) guidelines.

Expenditures for ordinary maintenance, repairs and minor renewals which do not naturally extend the life of assets are charged against earnings when incurred. Additions and major renewals are capitalized.

Income Taxes - Effective November 1, 1994, the Company elected sub-chapter 'S' Corporation status, whereby both Federal and New York State income taxes are paid at the shareholder level. The provision for income taxes includes New Jersey and New York City Corporation taxes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: - Summary of Accounting Policies (Continued)

Long-Lived Assets - Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recovered. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

Note 2: - Receivables from Brokers and Dealers

The Company maintains a brokerage account with one broker through which all trading activities are cleared. The receivables and all securities owned are with this same broker. The Company is subject to credit risk if this broker is unable to repay the receivables or return securities in its custody.

Note 3: - Securities Owned and Sold but Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of investment securities at quoted market values as follows:

	2002	
	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 818,942	$ 469,190
Options and warrants	6,400	-
	$ 825,342	$ 469,190

	2001	
	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 809,887	$ 62,471
Options and warrants	-	-
	$ 809,887	$ 62,471

Note 4: - Fixed Assets

Fixed assets are comprised as follows:

	Cost	Accumulated Depreciation	Book Value
		October 31, 2002	
Furniture, fixtures and equipment	$2,846,412	$1,522,536	$1,323,876
		October 31, 2001	
Furniture, fixtures and equipment	$2,771,423	$1,325,891	$1,445,532

Note 5 - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordinated agreements at October 31, 2002 and 2001 are comprised as follows:

	2002	2001
Secured demand note - due March 31, 2002	$ -	$2,500,000
Secured demand note - due March 31, 2003	2,500,000	-
Secured demand loan - due February 20, 2003	340,000	-
Equity subordinated loan - due March 31, 2004	2,500,000	2,500,000
	$5,340,000	$5,000,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - Long-term Debt

Long-term debt at October 31, 2002 is as follows:

	Due Within One Year	Due After One Year
Installment loan payable- Greentree Vendor Services Corp., in monthly installments of $3,215, including interest at 10.43% per annum, maturing October 2004	$ 38,583	$ 38,584
Installment loan payable- Carr Business Systems, in monthly installments of $7,373, including interest at 16.831% per annum, maturing October 2004	88,479	95,852
Installment loan payable- Carr Business Systems, in monthly installments of $3,180 including interest at 12.307% per annum, maturing January 2005	38,162	41,343
	165,224	175,779
Less: Prepaid interest	33,041	13,483
	$132,183	$162,296

Maturities of long-term debt for the next three years are as follows:

2003	$132,183
2004	152,948
2005	9,348

Note 7 - Capital Stock

The authorized, issued and outstanding shares of capital stock at October 31, 2002 and 2001 are as follows:

Common stock, no par value; authorized 200 shares; issued 200 shares.

Note 8: - Commitments and Contingencies

Leases - The Company presently leases its three offices under different operating lease agreements, which range from five to ten years in duration. Future minimum lease payments required under these leases are as follows:

2003	$1,685,100
2004	1,508,635
2005	1,518,995
2006	1,546,675
2007	1,478,040

Litigation - The Company is a party to, and a defendant in various legal proceedings related to the routine running of its operations. Management, as it has been advised by its legal counsel, believes that the ultimate outcome of all pending litigation matters should not have a material adverse effect on the Company's financial position. The financial statements reflect management's estimate of any financial cost to the Company.

Note 9: - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At October 31, 2002, the Company had net capital of $1,385,186 which was $1,136,097 in excess of its required net capital of $249,089. The Company's ratio of net capital to aggregate indebtedness is 2.70 to 1.

CONTINENTAL BROKER-DEALER CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS AT OCTOBER 31

	2002	2001
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 497,871	$ 695,622
Subordinated loan	5,340,000	5,000,000
Equity interest expense	625,000	250,000
Non-allowable assets	(4,588,854)	(3,771,547)
Blockage on securities	(84,752)	-
Haircuts and undue concentration on securities	(404,079)	(154,301)
Net Capital	$1,385,186	$2,019,774
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 249,089	$ 373,690
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Excess net capital	$1,136,097	$1,646,084
Excess net capital at 1000%	$1,011,552	$1,459,237
Ratio: aggregate indebtedness to net capital	2.70 to 1	2.78 to 1

CONTINENTAL BROKER-DEALER CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS AT OCTOBER 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(B) of the rule.

CONTINENTAL BROKER-DEALER CORP.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
AS AT OCTOBER 31, 2002

A reconciliation with the Company's computation of net capital as reported in the audited Part IIA of Form XA-17AS was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

MEMBERS OF NEW YORK STATE
SOCIETY AND AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

NASSAU WEST CORPORATE CENTER II
50 CHARLES LINDBERGH BOULEVARD • SUITE 510
UNIONDALE, NEW YORK 11553-3600
(516) 579-7900 • FAX: (516) 579-7940

DEUTSCH, MARIN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BARRY M. MARIN, CPA
RICHARD M. BERMAN, CPA
STEVEN L. TILLMAN, CPA
JEFFREY E. GOLDSTEIN, CPA

Board of Directors
Continental Broker-Dealer Corp.

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Continental Broker-Dealer Corp. for the year ended October 31, 2002. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the period November 1, 2001 to October 31, 2002, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Continental Broker-Dealer Corp. taken as a whole.

Deutsch, Marin & Company, LLP

November 22, 2002

MEMBERS OF NEW YORK STATE
SOCIETY AND AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS

NASSAU WEST CORPORATE CENTER II
50 CHARLES LINDBERGH BOULEVARD • SUITE 510
UNIONDALE, NEW YORK 11553-3600
(516) 579-7900 • FAX: (516) 579-7940

DEUTSCH, MARIN & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BARRY M. MARIN, CPA
RICHARD M. BERMAN, CPA
STEVEN L. TILLMAN, CPA
JEFFREY E. GOLDSTEIN, CPA

Board of Directors
Continental Broker-Dealer Corp.
Carle Place, New York

In planning and performing our audit of the financial statements of Continental Broker-Dealer Corp. as of October 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Continental Broker-Dealer Corp. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). In addition, as the Company is exempt from Rule 15c3.3, we ascertained that the conditions of the exemption were met and no facts came to our attention to indicate that the exemption has not been complied with during the period since the last examination.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 22, 2002 Deutsch, Marin & Company, LLP